UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                November 14, 2003


                                PREMIER FOODS PLC
                   (formerly Premier International Foods plc)
         --------------------------------------------------------------
                 (Translation of registrant's name into English)


                                  28 The Green
                                  Kings Norton
                                   Birmingham
                                     B38 8SD
                                     England
         --------------------------------------------------------------
                     (Address of principal executive office)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                  Form 20-F |X|
                                  Form 40-F |_|


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the
       information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes |_| No |X|

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                                  EXHIBIT INDEX


         Exhibit                             Description
         -------                             -----------

           99.1 Third Quarter Financial Report to Bondholders, dated November 14, 2003, issued by Premier for the three-month and nine-month periods ended September 27, 2003

           99.2 Press release, dated November 14, 2003, issued by Premier relating to results for the three-month and nine-month periods ended September 27, 2003.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


Date: November 14, 2003


Premier Foods plc

By: /s/ Paul Thomas
    --------------------------------
Name: Paul Thomas
Title: Group Finance Director





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